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TSX.V SYMBOL : PCE

March 15, 2007

Pacific Asia China Energy Inc. Announces Guizhou Pilot-Testing Program for 2007.

Pacific Asia China Energy Inc. (“PACE”) advises that a three-well pilot-testing program will be conducted in the Baotian-Qingshan CBM Exploration concession (Guizhou Project), commencing by mid-April.  The pilot program will be located near the Zongyi village in the south-west part of the Mayi exploration block. .

During 2006, PACE targeted exploration in the Mayi block by completing and testing 6 core wells. This exploration program, which included coring, gas content and gas composition testing, a 2D seismic survey, and comprehensive mapping of the coal-bearing sequence, completed with the assistance of the Guizhou Coal Bureau, has led to the selection of this area for the initial pilot test. The test block is approximately 3 km2 in size. Testing will provide reservoir and production data to guide further testing in a larger region of approximately 20 km2 which is accessible from the pilot area.

The test site is located near seismic lines, in an area of thick coal accumulation (more than 16 m net coal in 7 seams thicker than 1 m) and with good gas content (300-400 scf/t; adb). In addition, the location offers easy accessibility by paved roads and relatively flat terrain. This initial pilot program will comprise 3 vertical fracced wells with an extended monitoring and test production phase.  The budget provides for an additional two wells if required. Results will be provided when available.

This news release was prepared on behalf of the Company by Dr. David Marchioni, PhD. P.Geol., V.P. Exploration for Pacific Asia China Energy. Dr. Marchioni is the Qualified Person as defined by National Instrument 43-101/51-101, and is responsible for the supervision of the pilot project at PACE's Boatian-Qingshan CBM property (Guizhou Project) in China.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP.  Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

Ph: (403) 215-5979

"Devinder Randhawa"

skoyich@pace-energy.com

Devinder Randhawa, Chairman and CEO

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.